Mail Stop 03-05
October 6, 2004
Mr. Wayne Moor
Senior Vice President, Treasure and Chief Financial Officer
Boca Resorts, Inc.
501 E. Camino Real
Boca Raton, FL 33432

Re: Boca Resorts, Inc.
       File No. 333-72443
       Form 10-K for the year ended June 30, 2004

Dear Mr. Moor:

We have reviewed the above referenced filings and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

	Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Selected Financial Data, page 12
1. Please display the required balance sheet data in a more prominent position rather than after the "other data" section.

Management`s Discussion and Analysis

Non-GAAP Financial Measure, page 15
2. If your Non-GAAP measure, EBITDA, is intended to be a measure of liquidity as you indicate in the first paragraph, the reconciliations on page 19 should be to Cash Flow from Operations, rather than to Net Income from Continuing Operations. Please revise accordingly. Also, revise the language on page 15 to clarify that the "extraordinary and non-recurring items" are non-cash items and are not "non-recurring," as both items appear in two of the last three fiscal years. If you intend for EBITDA to be a performance measure, you should revise the language on page 15 accordingly and remove the adjustment for extraordinary and non-recurring items from your definition of EBITDA and your reconciliation to EBITDA to net income from continuing operations on page 17. Item 10 (e) (ii) (B) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent, or unusual when the nature of the item is such that it is reasonably likely to recur within two years or has occurred within the prior two years.

Leisure and Recreation Revenue, page 18
3. Please enhance your discussion to quantify the impact of changes in occupancy in your portfolio of properties and changes in volume and prices of your services on revenues. Refer to Item 303 (a) (3) (iii) of Regulation S-K.

Leisure and Recreation Operating Expenses, page 18
4. Please revise to include a discussion of the factors responsible for changes in leisure and recreation operating expenses during the various periods presented in your financial statements.
5. Supplementally tell us the fact and circumstances concerning the expiration of two operating leases at country club facilities referred to on page 19. In your response, quantify the impact to your statement of operations.

Contractual Obligations/Capital Expenditures, page 22
6. Your disclosure of your contractual obligations and capital expenditures does not appear to comply with Item 303 (a) (5) of Regulation S-K in certain respects. Please revise to include a tabular disclosure of your contractual obligations and capital commitments in tabular format outlined in Item 303 (a) (5).

Quantitative and Qualitative Disclosure About Market Risk, page 23
7. Please revise to include a discussion regarding the potential exposure to changes in interest rate risk that is expected to exist in connection with your $325 million senior credit facility. Your revised disclosure should be presented in one of the suggested formats outlined in Item 305 (a) (1) of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page 32
8. We note the disclosure indicating "the fair value of Premier Club refundable membership fees cannot be reasonably estimated based on uncertainty of the refund date." However, the disclosure on page 14 appears to indicate that there may be Company specific historical information concerning average expected life of the Premier Club memberships. Therefore, we do not believe that your disclosure has provided adequate justification for not providing the disclosures required by paragraph 10 of SFAS No.107. Please revise the notes to your financial statements to include the disclosures required by paragraph 10 of SFAS No. 107.

Stock-Based Compensation, page 33
9. Supplementally tell us the facts and circumstances associated with the modification in terms of stock option awards. Tell us when the stock option awards were modified and how your accounting complies with SFAS No. 25 and FIN 44.

Note 7. Accounts Payable and Accrued Expenses, page 37
10. Supplementally provide to us an analysis of "other accrued liabilities" and revise the notes to your consolidated financial statements to state separately amounts of "other accrued liabilities" exceeding 5% of current liabilities. Refer to Rule 5-02.20 of Regulation SX.

Note 15. Income Taxes, page 42
11. Supplementally provide to us further information concerning your recently adopted tax accounting policy whereby you now use revised tax lives and methods for your property and equipment "as permitted by the Internal Revenue Service in various rulings and regulations." In your response, tell us the tax lives and methods previously used and why you believe your recently adopted tax accounting policy is appropriate.

Note 17. Segment Reporting, page 44
12. Please provide to us further details why you believe reporting the revenues and operating results of your hotels, conference facilities, golf courses, spas, marinas and private clubs in one business segment, hotel and resort real estate ownership is appropriate. In your response, tell us why you believe the operations associated with these services meet all the aggregation criteria in Paragraph 17 of SFAS 131 and should be aggregated into your hotel and resort real estate ownership segment.
For future reporting where aggregation of operating segments is appropriate, please note that the guidance in paragraph 26 of SFAS 131 requires detailed disclosure on the factors management used in identifying reportable segments, including whether operating segments have been aggregated and the basis for aggregating the operating segments.

Other
13. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Patrick Kuhn at 202-824-5330 if you have questions. You may also contact James Campbell at 202-942-1914 or me at 202-942-1850 with any concerns as we supervised the review of your filing.

								Sincerely,


								Max A. Webb
								Assistant Director


Mr. Wayne Moor
Boca Resorts, Inc.
October 6, 2004
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